

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH, D.C.
155
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 000-32057

AMERICAN PHYSICIANS ASSURANCE CORPORATION 401(k) PLAN AND TRUST

(FULL TITLE OF PLAN)

AMERICAN PHYSICIANS CAPITAL, INC.
1301 N. HAGADORN ROAD
EAST LANSING, MI 48826-1471

(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

Audited Financial Statements
and Supplemental Schedule

American Physicians Assurance Corporation
401(k) Plan and Trust

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

American Physicians Assurance Corporation
401(k) Plan and Trust

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

*Other schedules required by Section 2520.103.10 of the Department of Labor and Regulations and Disclosure Under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
American Physicians Assurance Corporation 401(k) Plan and Trust:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Physicians Assurance Corporation 401(k) Plan and Trust (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Grand Rapids, Michigan
June 23, 2003

American Physicians Assurance Corporation
401(k) Plan and Trust

Statements of Assets Available for Benefits

	December 31,	
	2002	**2001**
Investments:		
Participant directed investment accounts	$ 7,410,052	$ 8,522,570
Participant loans	72,841	74,753
Total investments	7,482,893	8,597,323
Receivables:		
Accrued loan interest	-	3,816
Total receivables	-	3,816
Cash surrender value of life insurance	-	2,486
Cash	-	4,076
Assets available for benefits	$ 7,482,893	$ 8,607,701

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
401(k) Plan and Trust

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,	
	2002	**2001**
Additions:		
Participant contributions	$ 995,104	$ 1,133,742
Participating employers' contributions	492,844	549,903
Rollover contributions	260,791	-
Interest income	49,771	11,768
Other	4,123	2,994
Total additions	1,802,633	1,698,407
Deductions:		
Benefit payments	1,396,891	2,381,787
Net realized and unrealized depreciation in fair value of investments	1,517,883	934,568
Investment expenses	3,135	2,300
Other	9,532	-
Total deductions	2,927,441	3,318,655
Net decrease in assets available for benefits	(1,124,808)	(1,620,248)
Assets available for benefits at beginning of year	8,607,701	10,227,949
Assets available for benefits at end of year	$ 7,482,893	$ 8,607,701

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
401(k) Plan and Trust

Notes to Financial Statements

December 31, 2002 and 2001

1. Description of the Plan

The following is a description of the American Physicians Assurance Corporation 401(k) Plan and Trust ("the Plan") and provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was previously referred to as MICOA Management Company, Inc. 401(k) Plan and Trust.

General

The Plan is a defined contribution plan covering employees of American Physicians Assurance Corporation, Alpha Advisors, Inc., SCW Agency Group, Inc. and KMA Insurance Agency, Inc. ("Participating Employers") who meet the eligibility requirements under the Plan and who are employed on the first day of the Plan year, or the first day of the seventh month of the Plan year coinciding with the next following date such employee meets the eligibility requirements. The Plan's operations are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Participants can elect to defer and contribute to the Plan up to 15 percent of their pretax annual compensation, as defined in the Plan, not to exceed limitations contained in Internal Revenue Code ("IRC") Section 402 (g). The Participating Employers make a contribution equal to 100 percent of the participant's deferred compensation, up to three percent of the participant's eligible compensation, and 50 percent of the participant's deferred compensation which exceeds three percent but does not exceed five percent of the participant's eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit plans.

1. Description of the Plan (continued)

Participants' Accounts

Each participant's account is credited with the Participating Employers' contribution and an allocation of net Plan earnings. Allocations of Plan earnings are based on the relative account balances of all participants as defined in the Plan agreement. The benefit to which a participant is entitled in the event of death, disability or separation from service, is the vested total of the participant's account balance.

Vesting

Participants are immediately vested in both voluntary employee deferrals and Participating Employers' contributions, plus earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may self-direct employee and employer contributions in any of the investment options that are available under the Plan.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance, or periodic installments over the participant's life expectancy. If a participant's account balance is less than $5,000, a single lump sum payment is required. Benefits are recorded when paid. At December 31, 2002 and 2001 there were no distributions requested, but not yet paid.

Participant Loans

A participant may borrow from the Plan an amount not in excess of 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not exceeding five years, except in the case of loan proceeds used to acquire a principal residence, which may not exceed seven years. Loans bear interest at an agreed-upon percentage based on prevailing market rates existing at the time a participant loan is made.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been presented on the accrual basis.

Investment Valuation

The current value of the units owned by the Plan in the investment accounts is based on quoted redemption values on the last business day of the plan year.

The difference between the selling price and cost, or previously state fair market value, of investments is reported as net realized and unrealized appreciation or depreciation in the statement of changes in net assets. The difference between fair market value and cost, or previously stated fair market value of investments, is also reported as net realized and unrealized appreciation or depreciation in the statements of changes in net assets.

All income, as well as all investment gains and losses, shall be allocated to each participant's account in the proportion that each participant's account balance bears to the total of all account balances for each particular fund.

Administrative Expenses

Administrative expenses, with the exception of certain investments expenses of the Plan, were paid by the Participating Employers.

Risks and Uncertainties

The Plan's investments ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. Investments

Participants direct their entire account balance between 20 investment funds, and American Physicians Capital, Inc. common stock, through the service provider under contract with the trustee of the Plan, CIGNA Investment and Retirement Services ("CIGNA"). American Physicians Capital Inc. is the parent company for American Physicians Assurance Corporation, the primary Participating Employer.

The Plan's investments are held by Connecticut General Life Insurance Company, with the exception of the CIGNA Direct fund and American Physicians Capital, Inc. common stock, which are held by CIGNA Financial Services Inc..

At December 31, 2002 and 2001, the following investments, at fair value, exceed five percent of the value of Plan assets available for benefits:

	2002	2001
Guaranteed Income Fund	$ 1,130,929	$ 700,517
Small Company Stock - Growth I - TimesSquare Capital Management	1,032,769	1,507,281
Balanced Dresdner RCM Fund	932,889	1,305,378
MidSize Company Stock - Growth I - Artisan Partners	879,519	1,226,003
Janus Adviser Worldwide Fund	789,578	1,289,797
Alliance Growth & Income A Fund	711,144	1,177,386

American Physicians Assurance Corporation

401(k) Plan and Trust

Notes to Financial Statements (continued)

4. Related-Party Transactions

During the years ended December 31, 2002 and 2001, there were no reportable party-in-interest transactions. The Plan does not consider Participating Employers' contributions to the Plan to be party-in-interest transactions.

5. Plan Amendments

There were no Plan amendments during the year ended December 31, 2002.

The Plan was amended twice during 2001. The first of these two amendments, effective January 1, 2001, allowed participants to increase the maximum percentage that a participant can elect to defer from 10 percent to 15 percent of the participant's compensation, and changed the methodology for determining the matching contribution of the Participating Employers. Prior to January 1, 2001, the Participating Employers' made a matching contribution of 25 percent of the participant's deferred compensation. Effective January 1, 2001, the Participating Employers elected to make a matching contribution equal to 100 percent of the participant's deferred compensation, up to three percent of the participant's eligible compensation, and 50 percent of the participant's deferred compensation which exceeds three percent but does not exceed five percent of the participant's eligible compensation.

The second amendment was effective March 15, 2001 and changed the name of the Plan from MICOA Management Company, Inc. 401(k) Plan and Trust to American Physicians Assurance Corporation 401(k) Plan and Trust.

6. Income Tax Status

The Plan obtained its latest determination letter on November 15, 2002, in which the Internal Revenue Service stated that the plan and related trust, as then designed, were in accordance with applicable requirements of the IRC. There have been no Plan amendments since the date of the determination letter.

7. Plan Termination

Although they have not expressed any intent to do so, the Participating Employers have the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.

American Physicians Assurance Corporation
401(k) Plan and Trust
Schedule H, line 4i
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost +	(e) Current Value
*	Connecticut General Life Insurance Company	Guaranteed Income Fund		$ 1,130,929
*	Connecticut General Life Insurance Company	Balanced/Dresdner RCM Fund		932,889
*	Connecticut General Life Insurance Company	Alliance Growth & Income A Fund		711,144
*	Connecticut General Life Insurance Company	Large Cap Growth/Dresdner RCM Fund		299,576
*	Connecticut General Life Insurance Company	Standard and Poor's 500 Index Fund		245,956
*	Connecticut General Life Insurance Company	Waddell & Reed Accumulative A Fund		248,462
*	Connecticut General Life Insurance Company	MidSize Company Stock Value I - Wellington Management		879,519
*	Connecticut General Life Insurance Company	Small Company Stock - Growth I - TimesSquare Capital Management		1,032,769
*	Connecticut General Life Insurance Company	Janus Adviser Worldwide Fund		789,578
*	Connecticut General Life Insurance Company	Templeton Foreign		236,652
*	Connecticut General Life Insurance Company	MidSize Company Stock - Growth I - Artisan Partners		46,399
*	Connecticut General Life Insurance Company	Small Company Stock - Value III - TCW Asset Management		50,095
*	Connecticut General Life Insurance Company	TimesSquare Short-Term Bond Fund		6,520
*	Connecticut General Life Insurance Company	CIGNA Lifetime 20 Fund		15,416
*	Connecticut General Life Insurance Company	CIGNA Lifetime 30 Fund		60,261
*	Connecticut General Life Insurance Company	CIGNA Lifetime 40 Fund		184,062
*	Connecticut General Life Insurance Company	CIGNA Lifetime 50 Fund		287,021
*	Connecticut General Life Insurance Company	CIGNA Lifetime 60 Fund		5,172
*	Connecticut General Life Insurance Company	Oakmark Select I		208,529
*	CIGNA Financial Services Inc.	CIGNA Direct		24,427
*	CIGNA Financial Services Inc.	American Physicians Capital, Inc. Common Stock		14,426
*	Connecticut General Life Insurance Company	Cash Transaction Account (GST)		250
				7,410,052
	Participant Loans	Interest rates of 6.75% to 11.50% maturing between 2003 and 2009.		72,841
	Total Investments			$ 7,482,893

There were no assets reportable as both acquired and disposed of within the plan year.

* Denotes a party-in-interest.

\+ Information not required per Department of Labor reporting requirements.

Employer identification number: 38-2102867
Three digit plan number: 002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PHYSICIANS ASSURANCE CORPORATION
401(k) PLAN AND TRUST

DATE: JUNE 27, 2003

/S/ Margo Runkle
MARGO RUNKLE, VICE PRESIDENT OF
HUMAN RESOURCES AND LEGAL
AMERICAN PHYSICIANS CAPITAL, INC.

Exhibit Index

Exhibit 23.1	Consent of PricewaterhouseCoopers LLP (1)
Exhibit 99.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 (1)
Exhibit 99.1	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (1)

(1) Filed herewith

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-56428) of American Physicians Capital, Inc. of our report dated June 23, 2003 relating to the financial statements of American Physicians Assurance Corporation 401(k) Plan and Trust, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Grand Rapids, Michigan
June 27, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the American Physicians Assurance Corporation 401(k) Plan and Trust (the "Plan") on Form 11-K for the annual period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Margo Runkle, in my capacity as an officer of American Physicians Capital, Inc., certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.

/s/ Margo Runkle
Margo Runkle
Vice President of Human Resources and Legal
American Physicians Capital, Inc. and Trustee of
American Physicians Assurance Corporation 401(k) Trust and Plan

June 27, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the American Physicians Assurance Corporation 401(k) Plan and Trust (the "Plan") on Form 11-K for the annual period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank H. Freund, in my capacity as an officer of American Physicians Capital, Inc., certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.

/s/ Frank H. Freund
Frank H. Freund
Executive Vice President, Treasurer and
Chief Financial Officer American Physicians
Capital, Inc. and Trustee of American Physicians
Assurance Corporation 401(k) Trust and Plan

June 27, 2003